Registration No. 333-109897

Filed Pursuant to Rule 424(b)(3)

PROSPECTUS

4,116,000 Shares

VERTICALNET, INC.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of 4,116,000 shares of common stock, 2,940,000 of which are outstanding and 1,176,000 of which may be issued as the result of the exercise of warrants held by the selling shareholders that were issued as a result of our private placements dated as of August 12, 2003 and October 9, 2003.

The selling shareholders may offer for resale through this prospectus the shares of common stock at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any of the proceeds from the resale of the common stock offered through this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

Shares of our common stock are quoted on the Nasdaq SmallCap Market under the symbol “VERT.” The last reported sale price of the shares on December 10, 2003 was $1.26 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

RISK FACTORS BEGIN ON PAGE 2.

The date of this prospectus is December 11, 2003

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you.

Our Company

Verticalnet, Inc. is a leading provider of software to businesses to help them address challenges in doing business with their suppliers and customers. Our software helps businesses to buy goods more efficiently from their suppliers, to plan more effectively with both their suppliers and their customers, and to track and manage optimally customer orders back through the supply chain to all the purchases they must make from their suppliers to meet customer orders. We license our software to customers and offer them maintenance and professional services.

We designed our software to support not just our customer, but also our customer’s suppliers and customers. Our software works outside the enterprise, along with our customer’s existing technology systems that are installed to work inside the enterprise. Our customer and its suppliers and customers are all able to access our software through the Internet. Once a customer installs our software, all of its customers and suppliers can share information jointly with our customer through the Internet without having to install anything at their locations.

About Verticalnet

Principal Executive Offices:	Internet Address:
Verticalnet, Inc. 400 Chester Field Parkway Malvern, Pennsylvania 19355 Phone: (610) 240-0600	www.verticalnet.com (Information contained on our Web site is not a part of this prospectus)

RISK FACTORS

We may require additional capital for our operations and obligations, and, as a result, we are exploring alternatives to preserve and enhance value.

Although, based on our most recent projections, we believe our current level of liquid assets and the expected cash flows from contractual revenue arrangements will be sufficient to finance our capital requirements and anticipated operating losses for the next twelve months, any projection of future long-term cash needs and cash flows are inherently subject to uncertainty. There is no assurance that our resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements during this period. We may need, or find it advantageous, to raise additional funds in the future to fund our growth, pursue sales and licensing opportunities, develop new or enhanced products and services, respond to competitive pressures, or acquire complementary businesses, technologies, or services.

If we are ultimately unable, for any reason, to receive cash payments expected from our customers, our business, financial condition, and results of operations will be materially and adversely affected.

We may not generate an operating profit.

As of September 30, 2003, our accumulated deficit was approximately $1.2 billion. Although we generated a profit in the fourth quarter of 2002, we expect to incur operating losses for the foreseeable future. We may never generate an operating profit or, even if we do become profitable from operations at some point, we may be unable to sustain that profitability.

We may not develop significant revenues from enterprise software licensing and professional services, which could adversely affect our future revenue growth and ability to achieve profitability.

If we do not develop and consistently generate significant revenues from enterprise software licensing and professional services, our business, financial condition, and operating results will be impaired. Our ability to generate enterprise software revenues depends on the overall demand for enterprise software solutions and professional services, as well as general economic and business conditions. Suppressed demand for enterprise software solutions and services caused by a weakening economy and reduced levels of spending on technology solutions may result in less revenue growth than expected or even a decline in revenues. We cannot offer any assurances that we will be able to develop, enhance, or promote our enterprise software solutions and professional services effectively, whether as a result of general economic conditions or otherwise. A substantial portion of our revenue is derived from contracts to perform professional services to our existing customers. If we are not able to continue to obtain contracts to provide professional services to our customers, or if we lose one or more customers, our revenues will be impacted.

We anticipate lengthy sales cycles for our software products, and difficulty in obtaining customer commitments.

The Company has only executed one software license agreement since March 2002. Looking forward, we anticipate the sales cycle for our enterprise software products to average approximately three to nine months. We have experienced an increase in the length of the sales cycle during 2002 and 2003. We have also experienced difficulty in obtaining customer commitments to enter into contracts even after we have been selected as the preferred vendor due to financial difficulties and economic concerns of prospective customers. If the economy and the market for technology solutions remain depressed or continue to worsen, then our average sales cycle could become increasingly longer and our ability to enter into customer agreements could become increasingly more difficult. By purchasing our products, we may be asking potential customers in many cases to change their established business practices and conduct business in new ways. In addition, potential customers must generally consider additional issues, such as product benefits, ease of installation, ability to work with existing technology, functionality and reliability, and adoption by their suppliers, before committing to purchase our products. Additionally, we believe that the purchase of our products is often discretionary and generally involves a significant commitment of capital and other resources by a customer, which frequently requires approval at a number of management levels within the customer organization. Likewise, the implementation and deployment of our enterprise software products requires a significant commitment of resources by our customers and our professional services organization. The challenges we face in attempting to obtain commitments and approvals from our customers may be exacerbated by poor or worsening economic conditions in general and in our target markets, as well as by competition from other software solution providers whose brands, products, and services may be better known to, and more widely accepted by, potential customers than ours.

We may be unable to maintain our listing on the Nasdaq Stock Market, which could cause our stock price to fall and decrease the liquidity of our common stock.

Our common stock is currently listed on the Nasdaq Stock Market, which has requirements for the continued listing of stock. In May 2002, we transferred our listing from the Nasdaq National Market to the Nasdaq SmallCap Market due to our inability to comply with the Nasdaq National Market bid price and shareholders’ equity requirements. Continued listing on the Nasdaq SmallCap Market requires us to maintain $2.5 million in shareholders’ equity and our common stock to maintain a minimum bid price of $1.00 per share. Although we completed a one-for-ten reverse split of our common stock on July 15, 2002, the bid price for our common stock has closed below $1.00 for several weeks at a time. We will not meet the continued listing standard if the closing price of our common stock is less than $1.00 for 30 consecutive trading days. Our stock was trading above $1.00 as of December 8, 2003. On April 8, 2003, we received a letter from Nasdaq stating that Nasdaq was reviewing our eligibility for continued listing on the Nasdaq SmallCap Market due to (i) the Company’s failure to maintain the minimum shareholders’ equity of $2.5 million, and (ii) Nasdaq’s belief that the members of the Company’s Audit Committee were not independent within the meaning of the Nasdaq rules. The letter stated that delisting procedures would begin if Nasdaq believed the Company’s plan to achieve and maintain compliance with listing standards was inadequate. On April 22, 2003, the Company responded to Nasdaq and asserted that (i) the Company has a plan to improve the Company’s shareholders’ equity sufficient to meet Nasdaq listing requirements, and (ii) that the Company believes that under existing law and proposed SEC and Nasdaq rules, the members of the Company’s Audit Committee are independent, and that no further modification of the Audit Committee would be required until the annual meeting in 2004. On June 5, 2003, we received a letter from Nasdaq rejecting our request that our stock remain listed on the Nasdaq SmallCap Market. The Company filed an immediate appeal, which stayed the delisting until a hearing could be held before a hearing panel. On July 24, 2003, the Company attended a hearing convened by Nasdaq before a Listing Qualifications Panel to consider the delisting of Verticalnet’s common stock. On August 5, 2003, we received a letter from Nasdaq informing us that the Listing Qualifications Panel had determined to continue our listing of the Company’s securities on the Nasdaq SmallCap Market, subject to our completion of certain matters, including (i) the timely filing of the our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which contained a pro forma balance sheet reflecting the repurchase of $6.4 million of the Company’s 5¼% convertible subordinated debentures due September 2004 and the $1.1 million private placement of our common stock (see note 7 to the consolidated financial statements for the quarterly period ended June 30, 2003, incorporated by reference in this registration statement); (ii) submitting documentation evidencing the election of independent directors and audit committee members, and (iii) timely filing a Quarterly Report for the third calendar quarter of 2003 which evidences shareholders’ equity in excess of $2.5 million. After the filing of our Form 10-Q for the quarterly period ended September 30, 2003, dated November 14, 2003, we received a letter from the Listing Qualifications Panel dated November 19, 2003 stating that Verticalnet had demonstrated compliance with the current requirements necessary for listing on the Nasdaq SmallCap Market. The Panel also notified the Company that its common stock would continue to be listed on the Nasdaq SmallCap Market provided the Company files a Form 10-K for the year ending December 31, 2003 on or before March 30, 2004 evidencing shareholders’ equity of at least $2.5 million. We expect to remain in compliance with the Panel’s terms for continued listing. However, there can be no assurance that we will be able to meet the minimum shareholders’ equity balance at that time.

If our stock is delisted from the Nasdaq Stock Market or our share price declines significantly, then our stock may be deemed to be penny stock.

If our common stock is considered penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. Because of these additional obligations, some brokers may be unwilling to effect transactions in our stock. This could have an adverse effect on the liquidity of our common stock and the ability of investors to sell the common stock. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

If our stock is delisted from the Nasdaq Stock Market then we may be unable to license our products and sell our services to prospective or existing customers.

If our stock is delisted, our prospective and existing customers may lose confidence that we can continue as a viable business to provide the support necessary to further develop the solution and provide ongoing maintenance and consulting services. Prospective and existing customers could consider alternative solutions or significantly reduce the value they are willing to pay for our solution to compensate for the potential added risk to their business. Our ability to meet our revenue goals could be adversely impacted, resulting in further deterioration of the financial condition of the business.

Our ability to complete the business repositioning and financial restructuring of the Company depends on our key management and experienced software personnel, whom we may not be able to retain.

We believe that our ability to complete a successful business repositioning and financial restructuring of the Company depends on continued employment of our senior management team and on maintaining a highly trained product development staff. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our prospects for reorganizing the Company could be materially adversely affected. If we are unable to retain trained technical personnel, it could limit our ability to design and develop products, which could reduce our attractiveness to potential investors or acquirers.

We may not be able to hire enough additional personnel to meet our hiring needs.

Our success also depends on having highly trained professional services and development personnel. We may need to hire additional personnel if our business grows. A shortage in the number of trained consultants and developers could limit our ability to implement our software if we are able to license software to new customers or if our present customers ask us to perform more services for them. Competition for personnel, particularly for employees with technical expertise, could be strong. Our business, financial condition, and operating results will be materially adversely affected if we cannot hire and retain suitable personnel.

Fluctuations in our quarterly operating results may cause our stock price to decline.

Our quarterly operating results are difficult to forecast and could vary significantly. If our operating results in a future quarter or quarters do not meet the expectations of securities analysts or investors, the price of our common stock may fall. Our quarterly operating results will be substantially dependent on software licenses and professional services booked and delivered in that quarter. Any delay in the recognition of revenue for any of our license transactions or professional services could cause significant variations in our quarterly operating results and could cause our revenues to fall significantly short of anticipated levels. We also expect that our quarterly operating results will fluctuate significantly due to other factors, many of which are beyond our control, including:

•	anticipated lengthy sales cycle for our products;

•	the size and timing of individual license transactions;

•	intense and increased competition in our target markets;

•	our ability to develop, introduce, and bring to market new products and services, or enhancements to our existing products and services, on a timely basis; and

•	risks associated with past acquisitions.

If we are able to grow our business, we may not be able to manage the growth successfully.

If we are able to grow our business, such growth could place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. In addition, we may not be able to limit our exposure to non-creditworthy customers.

We may seek to raise or acquire additional capital, which could dilute our existing shareholders.

We may seek to grow our business by acquiring another business. In addition, we may seek to raise additional capital. We may be required to incur debt or issue equity securities to pay for acquisitions or to acquire additional capital, which may be dilutive to our existing shareholders.

We expect to rely on third parties to implement our products.

We expect to rely on third parties to implement our software products at customer sites. If we are unable to establish and maintain effective, long-term relationships with implementation providers, or if these providers do not meet the needs or expectations of our customers, our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to establish or maintain relationships with third parties having sufficient resources to provide the necessary implementation services to support our needs. If these resources are unavailable, we will be required to provide these services internally, which could significantly limit our ability to meet our customers’ implementation needs. A number of our competitors have significantly better established relationships with third parties that we may potentially partner with. As a result, these third parties may be more likely to recommend competitors products and services rather than our own. In addition, we would not be able to control the level and quality of service provided by our implementation partners.

New versions and releases of our products may contain errors or defects.

Our enterprise software products may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of our products. Errors in new releases and new products after their introduction could result in delays in release, lost revenues, and customer frustration during the period required to correct these errors. We may in the future discover errors and defects in new releases or new products after they are shipped or released.

Our target markets are evolving and characterized by rapid technological change, which we may not be able to keep pace with.

The markets for our products and services are evolving and characterized by rapid technological change, changing customer needs, evolving industry standards, and frequent new product and service announcements. The introduction of products employing new technologies and emerging industry standards could render our existing products or services obsolete or unmarketable. If we are unable to respond to these developments successfully or do not respond in a cost-effective way, our business, financial condition, and operating results will suffer. To be successful, we must continually improve and enhance the responsiveness, services, and features of our enterprise software products and introduce and deliver new product and service offerings and new releases of existing products. We may fail to improve or enhance our software products or introduce and deliver new releases or new offerings on a timely and cost-effective basis or at all. If we experience delays in the future with respect to our software products, or if our improvements, enhancements, offerings, or releases to these products do not achieve market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction. Our success will also depend in part on our ability to acquire or license third-party technologies that are useful in our business, which we may not be able to do.

We may ultimately be unable to compete in the markets for the products and services we offer.

The markets for our enterprise software products and services are intensely competitive, which may result in low or negative profit margins and difficulty in achieving market share, either of which could seriously harm our business. We expect the intensity of competition to increase. Our enterprise software products and services face competition from software companies whose products or services compete with a particular aspect of the solution we provide, as well as several major enterprise software developers. Many of our competitors have longer operating histories, greater brand recognition, and greater financial, technical, marketing, and other resources than we do, and may have well-established relationships with our existing and prospective customers. This may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances, advertising campaigns, strategic partnerships, and other initiatives. Our competitors may also develop products or services that are superior to or have greater market acceptance than ours. If we are unable to compete successfully against our competitors, our business, financial condition, and operating results would be negatively impacted.

We have had decreases in the fair value, and in some cases a complete loss, of our equity investments.

We hold investments in equity instruments of privately held companies. Such items are included in other investments on our consolidated balance sheet. For the year ended December 31, 2002, we recorded an aggregate of $12.0 million in impairment charges for other than temporary declines in the fair value of our cost method, equity method, and available-for-sale investments, $9.6 million of which was a write-down of the fair value of our equity investment in, and note receivable from, Converge, Inc., for which we entered into a sale agreement as of September 30, 2002. As of September 30, 2003, we held cost method investments with a carrying value of $0.6 million. We may never realize any return on our equity interests that we continue to hold, and we may suffer a complete loss of these interests, which could materially and adversely affect our business, financial condition, and operating results.

If we do not develop the “Verticalnet” brand in the enterprise software industry, our revenues might not increase.

We must establish and continuously strengthen the awareness of the “Verticalnet” brand in the enterprise software industry. If our brand awareness as a maker of enterprise software does not develop, or if developed, is not sustained as a respected brand, it could decrease the attractiveness of our products and services to potential customers, which could result in decreased revenues.

Our interests may conflict with those of Internet Capital Group, our largest shareholder, which may affect our business strategy and operations negatively.

As a result of its stock ownership and board representation, Internet Capital Group, Inc. (“Internet Capital Group”) is in a position to affect our business strategy and operations, including corporate actions such as mergers or takeover attempts, in a manner that could conflict with the interests of our public shareholders. At December 1, 2003, Internet Capital Group beneficially owned 2,526,864 shares, or approximately 13%, of our common stock, which includes 62,703 shares of our common stock underlying warrants issued to Internet Capital Group prior to our initial public offering. One representative of Internet Capital Group is a member of our board of directors. We may compete with Internet Capital Group and its partner companies for enterprise software opportunities, in part through acquisitions and investments. Internet Capital Group, therefore, may seek to acquire or invest in companies that we would find attractive. While we may partner with Internet Capital Group on future acquisitions or investments, neither we nor they have any current contractual obligations to do so. We do not have any contracts or other understandings that would govern resolution of this potential conflict. This competition, and the potential conflict posed by the designated director, may deter companies from partnering with us and may limit our business opportunities.

Internet Capital Group may have to buy or sell our stock to avoid registration under the Investment Company Act of 1940, which may negatively affect our stock price.

To avoid registration under the Investment Company Act of 1940, Internet Capital Group may need to own more than 25% of our voting securities and to continue to have a representative on our board of directors. Under the Investment Company Act, a company is considered to control another company if it owns more than 25% of that company’s voting securities and is the largest shareholder of such company. A company may be required to register as an investment company if more than 45% of its total assets consist of, and more than 45% of its income/loss and revenue attributable to it over the last four quarters is derived from, ownership interests in companies it does not control. Internet Capital Group has publicly stated that it is not feasible to be regulated as an investment company because the Investment Company Act rules are inconsistent with their corporate strategy. As of December 1, 2003, Internet Capital Group’s ownership interest in us was approximately 13%. Now that its ownership interest has fallen below 25%, Internet Capital Group may need to purchase additional voting securities to return to an ownership interest of at least 25% to avoid having to register as an investment company. The possible need of Internet Capital Group to maintain a 25% ownership position could adversely influence its decisions regarding actions that may otherwise be in the best interests of our public shareholders. If Internet Capital Group sells all or part of its investment in us, whether to comply with the Investment Company Act of 1940, to raise additional capital or otherwise, it could adversely affect our common stock’s market price.

We may not be able to protect our proprietary rights and may infringe the proprietary rights of others.

Proprietary rights are important to our success and our competitive position. We may be unable to register, maintain, and protect our proprietary rights adequately or to prevent others from claiming violations of their proprietary rights. Although we file copyright registrations for the source code underlying our software, enforcement of our rights might be too difficult and costly for us to pursue effectively. We have filed patent applications for the proprietary technology underlying our software, but our ability to fully protect this technology is contingent upon the ultimate issuance of the corresponding patents. Effective patent, copyright, and trade secret protection of our software may be unavailable or limited in certain countries.

Several lawsuits have been brought against us and the outcome of these lawsuits is uncertain.

Several lawsuits have been brought against us and the underwriters of our stock in our initial public offering. These lawsuits allege, among other things, that the underwriters engaged in sales practices that had the effect of inflating our stock price, and that our prospectus for that offering was materially misleading because it did not disclose these sales practices. We intend to vigorously defend against these lawsuits. No assurance can be given as to the outcome of these lawsuits.

Shares eligible for future sale by our current or future shareholders may cause our stock price to decline.

If our shareholders or option and warrant holders sell substantial amounts of our common stock in the public market, including shares issued in completed or future acquisitions or upon the exercise of outstanding options and warrants, then the market price of our common stock could fall. As of December 1, 2003, the holders of 6,416,192 shares of common stock and warrants to purchase 1,238,703 shares of common stock, including the shares and warrants to be registered under this registration statement have demand and/or piggyback registration rights. The exercise of such rights could adversely affect the market price of our common stock. We also have filed a shelf registration statement to facilitate our acquisition strategy, as well as registration statements to register shares of common stock under our stock option, and employee stock purchase plans. Shares issued pursuant to existing or future shelf registration statements, upon exercise of stock options and warrants and in connection with our employee stock purchase plan will be eligible for resale in the public market without restriction.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult.

Verticalnet is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our articles of incorporation provide that our board of directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock and the existence of a classified board could make it more difficult for a third party to acquire us.

Our common stock price is likely to remain highly volatile.

The market for stocks of technology companies has been highly volatile since our initial public offering in 1999. Throughout this period, the market price of our common stock has reached extreme highs and lows, and our daily trading volume has been, and will likely continue to be, highly volatile. Investors may not be able to resell their shares of our common stock following periods of price or trading volume volatility because of the market’s adverse reaction to such volatility. Factors that could cause volatility in our stock price and trading volume, in some cases regardless of our operating performance, include, among other things:

•	general economic conditions, including suppressed demand for technology products and services;

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations;

•	new products or services;

•	changes in the market valuations of other software or technology companies;

•	failure to meet analysts’ or investors’ expectations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, or joint ventures;

•	our cash position and cash commitments;

•	our prospects for enterprise software sales and new customers; and

•	additions or departures of key personnel.

Acquisitions may disrupt or otherwise have a negative impact on our business.

We have made, and plan to continue to make, investments in complementary companies, technologies, and assets. Future acquisitions are subject to the following risks:

•	acquisitions may cause a disruption in our ongoing business, distract our management and other resources, and make it difficult to maintain our standards, controls, and procedures;

•	we may acquire companies in markets in which we have little experience;

•	we may not be able to successfully integrate the services, products, and personnel of any acquisition into our operations;

•	we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for the acquisitions; and

•	our acquisitions may not result in any return on our investment and we may lose our entire investment.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K and amendments thereto. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 2 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the common stock offered through this prospectus.

SELLING SHAREHOLDERS

Verticalnet issued shares of common stock in connection with two private placements of securities dated as of August 12, 2003 and as of October 9, 2003. Such transactions were exempt from the registration requirements of the Securities Act. Verticalnet has agreed with each selling shareholder to file a registration statement to register for resale the shares of common stock set forth below. None of the selling shareholders has had a material relationship with Verticalnet within the past three years other than as a result of the ownership of our shares or other securities. Shares may also be sold by donees, pledgees and other transferees or successors in interest of the selling shareholders.

The following table sets forth information, as of December 1, 2003, with respect to each selling shareholder. The information below is based on information provided by or on behalf of the selling shareholders.

	Shares Beneficially Owned Before Offering		Shares Offered Hereby	Shares Beneficially Owned After Offering			Warrants Offered Hereby(1)
Name	Number	Percentage		Number	Percentage
Adams Market Neutral Fund, LLP	75,000	0.39%	75,000	—	—	(2)	30,000
Adams Select Fund, L.P.	75,000	0.39%	75,000	—	—	(2)	30,000
Alpha Capital Aktiengesellschaft	350,000	1.81%	350,000	—	—	(1)	140,000
Bristol Investment Fund, Ltd.	250,000	1.29%	250,000	—	—	(2)	100,000
Castle Creek Technology Partners, LLC	500,000	2.58%	500,000	—	—	(2)	200,000
Cranshire Capital	240,000	1.24%	240,000	—	—	(1)	96,000
First Mirage, Inc.	100,000	0.52%	100,000	—	—	(2)	40,000
Grosvenor Investment IV, Ltd.	12,180	0.06%	12,180	—	—	(1)	4,872
Gryphon Master Fund, L.P.	250,000	1.29%	250,000	—	—	(2)	100,000
JAS Securities	100,000	0.52%	100,000	—	—	(1)	40,000
JAS Securities	100,000	0.52%	100,000	—	—	(2)	40,000
Kodiak Capital, L.P.	23,400	0.12%	23,400	—	—	(1)	9,360
Kodiak Capital Offshore, Ltd.	158,330	0.82%	158,330	—	—	(1)	63,332
Kodiak Market Neutral Hedge, L.P.	2,250	0.01%	2,250	—	—	(1)	900
Kodiak Market Neutral Hedge Offshore Ltd.	3,840	0.02%	3,840	—	—	(1)	1,536
Nob Hill Capital	250,000	1.29%	250,000	—	—	(1)	100,000
Omicron Master Trust	250,000	1.29%	250,000	—	—	(2)	100,000
Rhp Master Fund, Ltd.	100,000	0.52%	100,000	—	—	(2)	40,000
Tuva Financial Ltd.	100,000	0.52%	100,000	—	—	(2)	40,000

Total	2,940,000	15.2%	2,940,000				1,176,000

(1)	The Warrants have an exercise price of $1.20 per share. These warrants may be exercised at any time after 184 days after August 12, 2003 and before five (5) years after such initial exercise date.
(2)	The Warrants have an exercise price of $1.35 per share. These warrants may be exercised at any time after 184 days after October 9, 2003 and before five (5) years after such initial exercise date.

Because the selling shareholders may offer all or some portion of the shares pursuant to this prospectus, and because the selling shareholder may or may not exercise the warrants before their expiration, we cannot give an estimate as to the number of shares that the selling shareholders will beneficially own upon completion of its sales pursuant to this prospectus. In addition, the selling shareholders may have sold, transferred or otherwise disposed of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act, or it may have acquired other shares, since the date on which they first provided the information to us regarding its shares. However, if the selling shareholders do not acquire any additional shares of common stock and sell all of the shares offered by them (including any shares that may be issued to them upon exercise of the warrants held by them), the selling shareholders will not beneficially own any shares of common stock upon completion of the sale of the shares offered by it.

PLAN OF DISTRIBUTION

The selling shareholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. The common stock may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.

In connection with the sale of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them hereby will be the purchase price of such common stock less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our common stock is listed for trading on the Nasdaq SmallCap Market. We intend to list the common stock offered through this prospectus for trading on the Nasdaq SmallCap Market.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock, may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act of 1933. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

To the extent required, the specific common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by our counsel, Morgan, Lewis & Bockius LLP.

EXPERTS

The consolidated financial statements and schedule of Verticalnet, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements and schedule refers to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

ABOUT THIS PROSPECTUS

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Verticalnet, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

The SEC permits us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the Commission before the date of this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

(a)	The Company’s amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, filed with the Commission on November 26, 2003.
(b)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Commission on May 15, 2003.
(c)	The Company’s amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2003, filed with the Commission on November 26, 2003.
(d)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the Commission on November 14, 2003.
(e)	The Company’s Current Reports on Form 8-K, filed with the Commission on April 14, 2003, July 31, 2003 and October 17, 2003.
(f)	The description of the common stock of the Company contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on January 19, 1999, including any amendment or report filed for the purpose of updating such description.
(g)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission on March 31, 2003.
(h)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 14, 2003.

If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Verticalnet, Inc., 400 Chester Field Parkway, Malvern, Pennsylvania 19355, Attention: Christopher G. Kuhn, (610) 240-0600.

In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Commission: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

You may also obtain copies of this information by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Commission’s Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330.

Our common stock is quoted on The Nasdaq SmallCap Market. Reports, proxy statements and other information concerning Verticalnet can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains all information filed electronically by us. The address of the Commission’s Web site is http://www.sec.gov.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

VERTICALNET, INC.

4,116,000 SHARES

OF COMMON STOCK

PROSPECTUS

December 11, 2003